UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

WPCS International Incorporated
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

92931L203
(CUSIP Number)

Riley Investment Management LLC
Attn:  Bryant R. Riley
11100 Santa Monica Blvd.
Suite 800
Los Angeles, CA 90025
(310) 966-1444
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON RILEY INVESTMENT PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 196,122
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 196,122
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON RILEY INVESTMENT MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 439,1221
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 439,1221
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,1221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%1
14	TYPE OF REPORTING PERSON IA

____________________
1 Because Riley Investment Management LLC has sole investment and voting power over 196,122 Shares held by Riley Investment Partners, L.P. and 243,000 Shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these Shares.

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON B. RILEY & CO., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,833
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 168,833
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON BD

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON BRYANT R. RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 607,9551
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 607,9551
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,9551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%1
14	TYPE OF REPORTING PERSON IN

____________________
1Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners, L.P. and certain managed accounts of its investment advisory clients, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions.  In addition, Mr. Riley, as Chairman of B. Riley & Co., LLC, controls its voting and investment decisions.  Accordingly, Mr. Riley may be deemed to have beneficial ownership of the 196,122 Shares held by Riley Investment Partners, L.P., the 243,000 Shares held in managed accounts by investment advisory clients of Riley Investment Management LLC and the 168,833 Shares held by B. Riley & Co., LLC.

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,679
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 174,679
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IA, IN, OO

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON TELECOM GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 92931L203

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Mr. Miller and TGI are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 7.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by Riley Investment Partners, L.P. (“RIP”) and by B. Riley & Co., LLC (“BRC”), were acquired with working capital.  The aggregate purchase price of the 607,955 Shares beneficially owned in the aggregate by BRC, RIP, RIM and the investment advisory clients is approximately $1,795,872.

Each of RIP, RIM and BRC effects purchases of securities primarily through margin accounts maintained for it with prime brokers or other custodians, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' or custodians' credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996.  Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, dated December 11, 1996.  All of the Shares held by Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II.  The aggregate purchase price for the Shares held by Milfam II was $540,945.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

TGI has ceased to have an interest in pursuing an acquisition of the Issuer.  Accordingly, TGI is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 7.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,954,766 Shares outstanding as of March 10, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 17, 2011.

CUSIP NO. 92931L203

(a)           As of the close of business on March 25, 2011, RIP beneficially owned 196,122 Shares, representing approximately 2.8% of the Shares outstanding.

As of the close of business on March 25, 2011, RIM beneficially owned 243,000 Shares held in certain managed accounts of its investment advisory clients, representing approximately 3.5% of the Shares outstanding.  RIM, as the general partner of RIP, may be deemed to beneficially own the 196,122 Shares beneficially owned by RIP, representing approximately 2.8% of the Shares outstanding.  Mr. Riley, as the manager and owner of all of the outstanding membership interests of RIM, may be deemed to beneficially own the 439,122 Shares beneficially owned by RIM, representing approximately 6.3% of the Shares outstanding.  RIM and Mr. Riley disclaim beneficial ownership of the Shares held in the managed accounts and beneficially owned by RIP, except to the extent of their pecuniary interest therein.

As of the close of business on March 25, 2011, BRC beneficially owned 168,833 Shares, representing approximately 2.4% of the Shares outstanding.  Mr. Riley, as the Chairman and owner of all of the outstanding membership interests of BRC, may be deemed to beneficially own such Shares.

As of the close of business on March 25, 2011, Mr. Miller had voting and dispositive power over 174,679 Shares held by Milfam II, representing approximately 2.5% of the Shares outstanding.

As of the close of business on March 25, 2011, TGI did not directly own any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Amendment No. 6 shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b)           Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Milfam II.

(c)           Since the filing of Amendment No. 6, BRC purchased 75,734 Shares on March 23, 2011 for a purchase price of $2.35 per Share. Such transaction was effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except RIM’s advisory clients are entitled to any dividends or proceeds paid with respect to Shares held by such persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                Item 6 is hereby amended to add the following:

               On March 28, 2011, RIP, RIM, BRC and Mr. Riley entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 7 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 92931L203

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement dated March 28, 2011.

CUSIP NO. 92931L203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2011

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ BRYANT R. RILEY
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT PARTNERS, L.P.

By:	Riley Investment Management LLC, its general partner

By:	/s/ BRYANT R. RILEY
	Name:	Bryant R. Riley
	Title:	Managing Member

B. RILEY & CO., LLC

By:	/s/ BRYANT R. RILEY
	Name:	Bryant R. Riley
	Title:	Chairman

/s/ BRYANT R. RILEY
BRYANT R. RILEY

/s/ LLOYD I. MILLER, III
LLOYD I. MILLER, III

TELECOM GLOBAL INC.

By:	/s/ KENNETH YOUNG
	Name:	Kenneth Young
	Title:	President